UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

FORMATION MINERALS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

81726B108
(CUSIP Number)

John Trainor Springcroft, Dell Rd Wokingham, Berkshire United Kingdom RG403TB
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 81726B108	SCHEDULE 13D	Page 1 of 6

1	name of reporting person John Trainor
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	sec use only
4	source of funds* OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization United Kingdom
number of shares beneficially owned by each reporting person with	7	sole voting power 5,380,000
	8	shared voting power 2,342,209
	9	sole dispositive power 5,380,000
	10	shared dispositive power 2,342,209
11	aggregate amount beneficially owned by each reporting person 7,722,209
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 8.45%(1)
14	type of reporting person* IN

*	SEE INSTRUCTIONS

(1)	Percentage is based on 91,377,034 shares of common stock, par value $0.01 per share (“Common Stock”) of Formation Minerals, Inc., a Nevada corporation, formerly known as SensaSure Technologies Inc. (the “Issuer”), issued and outstanding on May 10, 2024, based on information provided by the Issuer.

CUSIP No. 81726B108	SCHEDULE 13D	Page 2 of 6

1	name of reporting person Connell Trainor
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	sec use only
4	source of funds* OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization United Kingdom
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 2,100,000
	9	sole dispositive power 0
	10	shared dispositive power 2,100,000
11	aggregate amount beneficially owned by each reporting person 2,100,000
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 2.30%(1)
14	type of reporting person* IN

(1)	Percentage is based on 91,377,034 shares of Common Stock issued and outstanding on May 10, 2024, based on information provided by the Issuer.

CUSIP No. 81726B108	SCHEDULE 13D	Page 3 of 6

1	name of reporting person Erica Trainor
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization United Kingdom
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 242,209
	9	sole dispositive power 0
	10	shared dispositive power 242,209
11	aggregate amount beneficially owned by each reporting person 242,209
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) .27%(1)
14	type of reporting person* IN

(1)	Percentage is based on 91,377,034 shares of Common Stock issued and outstanding on May 10, 2024, based on information provided by the Issuer.

CUSIP No. 81726B108	SCHEDULE 13D	Page 4 of 6

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Formation Minerals, Inc., a Nevada corporation formerly known as SensaSure Technologies Inc. (the “Issuer”). The Issuer’s principal executive offices are located at P.O. Box 67, Jacksboro, Texas 76458.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by John Trainor, an individual (“Mr. Trainor”), Connell Trainor (“Connell”), an individual, and Erica Trainor, an individual (“Mrs. Trainer”). The foregoing persons are hereinafter sometimes referred to as the “Reporting Persons”. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D and all subsequent amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act. The filing of this Schedule 13D should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The principal business address of each of Mr. Trainor, Connell and Mrs. Trainor is Springcroft, Dell Rd, Wokingham, Berkshire, United Kingdom RG403TB.

(c)	Mr. Trainor and Mrs. Trainor are both retired. Connell is currently employed as an engineer.

(d)	During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Mr. Trainor, Connell and Mrs. Trainor are citizens of the United Kingdom.

Item 3. Source or Amount of Funds or Other Consideration.

On or about December 21, 2020, Mr. and Mrs. Trainor, jointly purchased 242,209 shares of Common Stock in a rights offering using personal funds. On April 30, 2021, Mr. Trainor received 9,680,000 shares of Common Stock as compensation for his services as the chief executive officer and chairman of the board of directors of the Issuer. On January 7, 2022, Mr. Trainor received 23,871 shares of class A preferred stock, par value $0.001 per share (“Class A Preferred Stock”), of the Issuer as compensation for his services as the chief executive officer and chairman of the board of directors of the Issuer. On or about February 9, 2022, Connell received 2,100,000 shares of Common Stock as compensation pursuant to a fixed services contract with the Issuer. On March 9, 2022, Mr. Trainor received 51,821,000 shares of Common Stock as compensation for his services as the chief executive officer and chairman of the board of directors of the Issuer. On or about December 17, 2022, 61,821,000 shares of Common Stock and 23,871 shares of Class A Preferred Stock held by Mr. Trainor were cancelled for no consideration upon his resignation from his positions as chief executive officer and chairman of the board of the Issuer.

Item 4. Purpose of Transaction.

All shares of Common Stock were acquired for investment purposes. Except as otherwise described herein, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each Reporting Person reserves the right, at any time and from time to time, to review or reconsider such Reporting Person’s position and/or change such Reporting Person’s purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons intend to review from time to time their investment in the Issuer and the Issuer’s business affairs, financial position, performance and other investment considerations. The Reporting Persons may from time to time engage in discussions with the Issuer, its directors and officers, other stockholders of the Issuer and other persons

CUSIP No. 81726B108	SCHEDULE 13D	Page 5 of 6

on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospects and the Reporting Persons’ liquidity requirements and investment considerations, and subject to the limitations in the agreements described below, the Reporting Persons may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each Reporting Person, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 91,377,034 shares of Common Stock issued and outstanding as of May 10, 2024 based on information provided by the Issuer.

Reporting Person	Amount Directly Held		Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
John Trainor	7,722,209		8.45%	5,380,000	2,342,209	5,380,000	2,342,209
Connell Trainor	2,100,000		2.30%	—	2,100,000	—	2,100,000
Erica Trainor	242,209	(1)	.27%	—	242,209	—	242,209

(1)	Mr. Trainor, Mrs. Trainor and Connell are family affiliations. Mrs. Trainor is the spouse and Connell is the son of Mr. Trainor. Mr. Trainor has the sole voting and dispositive power over (i) the shares of the Common Stock that he and Erica Trainor hold jointly and (ii) shared voting and dispositive power over the shares that Connell Trainor own and therefore may be deemed to beneficially own such shares.

(c)	The Reporting Persons have not engaged in any transaction with respect to the Common Stock of the Issuer during the sixty days prior to the date of filing this Schedule 13D.

(d)	To the knowledge of the Reporting Persons, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons as reported in this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On or about February 9, 2022, Connell received 2,100,000 shares of Common Stock as compensation pursuant to a fixed services contract between Connell and the Issuer (the “Fixed Services Contract”). The foregoing description of the Fixed Services Contract is a summary and, as such, does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Fixed Services Contract, a copy of which is filed as Exhibit 99.2 to this Schedule 13D, which is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Exhibit	Description
99.1	Agreement of Joint Filing, dated as of August 16, 2024, by and among the Reporting Persons.
99.2	Fixed Services Contract between the Issuer and Connell Trainor, dated February 9, 2022.

CUSIP No. 81726B108	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2024	JOHN TRAINOR

/s/ John Trainor

CONNELL TRAINOR

/s/ Connell Trainor

ERICA TRAINOR

/s/ Erica Trainor